Exhibit 21
SUBSIDIARIES OF STARBUCKS CORPORATION
The list below excludes certain subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary under SEC rules as of September 27, 2026.

Entity Name	Organized Under the Laws of:
Starbucks Coffee International, Inc.	Washington
Starbucks EMEA Holdings Ltd	United Kingdom
Starbucks International (Holdings) Ltd	United Kingdom
Emerald City C.V.	Netherlands